SECURITIES AND EXCHANGE COMMISSION
Washington D.C.  20549

SCHEDULE 13D
Amendment No. 4


Under the Securities Exchange Act of 1934


CYTOGEN CORPORATION
(Name of Issuer)


Common Stock, $.01 par value
(Title of Class of Securities)


232824102
(CUSIP Number)


H. Vaughan Blaxter, III
1900 Grant Building
Pittsburgh, Pennsylvania 15219

(412) 281-2620
(Name, address and telephone number of person authorized to receive notices and communications)

February 14, 2000
Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following:  [   ]

CUSIP NO. 232824102

1      Name of Reporting Person S.S. or I.R.S. Identification No. of above
        Person

        HILLMAN PROPERTIES WEST, INC.
        I.D. #51-0124111

2      Check the Appropriate Box if Member of a Group (a)  [   X   ]
         (b)  [       ]

3      SEC Use Only

4      Source of Funds
        OO

5       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                     [       ]

6       Citizenship or Place of Organization
         Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power
        0

8      Shared Voting Power


9      Sole Dispositive Power
        0

10    Shared Dispositve Power


11    Aggregate Amount Beneficially Owned by Each Reporting Person
        0

12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13    Percent of Class Represented by Amount in Row (11)
        0%

14   Type of Reporting Person
       CO

CUSIP NO. 232824102

1      Name of Reporting Person S.S. or I.R.S. Identification No. of above
        Person

       HCC INVESTMENTS, INC.
       I.D. #51-0259668

2      Check the Appropriate Box if Member of a Group (a)  [   X   ]
         (b)  [       ]

3      SEC Use Only

4      Source of Funds
        OO

5       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                     [       ]

6       Citizenship or Place of Organization
         Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power
        0

8      Shared Voting Power


9      Sole Dispositive Power
        0

10    Shared Dispositve Power


11    Aggregate Amount Beneficially Owned by Each Reporting Person
        0

12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13    Percent of Class Represented by Amount in Row (11)
        0%

14   Type of Reporting Person
       CO

CUSIP NO. 232824102

1      Name of Reporting Person S.S. or I.R.S. Identification No. of above
        Person

       JULIET CHALLENGER, INC.
       I.D. #51-0256786

2      Check the Appropriate Box if Member of a Group (a)  [   X   ]
         (b)  [       ]

3      SEC Use Only

4      Source of Funds
        OO

5       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                     [       ]

6       Citizenship or Place of Organization
         Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power
        0

8      Shared Voting Power


9      Sole Dispositive Power
        0

10    Shared Dispositve Power


11    Aggregate Amount Beneficially Owned by Each Reporting Person
        0

12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13    Percent of Class Represented by Amount in Row (11)
        0%

14   Type of Reporting Person
       CO

CUSIP NO. 232824102

1      Name of Reporting Person S.S. or I.R.S. Identification No. of above
        Person

     WILMINGTON SECURITIES, INC.
     I.D. #51-0114700

2      Check the Appropriate Box if Member of a Group (a)  [   X   ]
         (b)  [       ]

3      SEC Use Only

4      Source of Funds
        OO

5       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                     [       ]

6       Citizenship or Place of Organization
         Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power
        0

8      Shared Voting Power


9      Sole Dispositive Power
        0

10    Shared Dispositve Power


11    Aggregate Amount Beneficially Owned by Each Reporting Person
        0

12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13    Percent of Class Represented by Amount in Row (11)
        0%

14   Type of Reporting Person
       CO

CUSIP NO. 232824102

1      Name of Reporting Person S.S. or I.R.S. Identification No. of above
        Person

       WILMINGTON INVESTMENTS, INC.
       I.D. #51-0344688

2      Check the Appropriate Box if Member of a Group (a)  [   X   ]
         (b)  [       ]

3      SEC Use Only

4      Source of Funds
        OO

5       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                     [       ]

6       Citizenship or Place of Organization
         Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power
        0
8      Shared Voting Power


9      Sole Dispositive Power
        0

10    Shared Dispositve Power


11    Aggregate Amount Beneficially Owned by Each Reporting Person
        0

12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13    Percent of Class Represented by Amount in Row (11)
        0%

14   Type of Reporting Person
       CO

CUSIP NO. 232824102

1      Name of Reporting Person S.S. or I.R.S. Identification No. of above
        Person

       THE HILLMAN COMPANY
       I.D. #25-1011286

2      Check the Appropriate Box if Member of a Group (a)  [   X   ]
         (b)  [       ]

3      SEC Use Only

4      Source of Funds
        OO

5       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                     [       ]

6       Citizenship or Place of Organization
         Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power
        0

8      Shared Voting Power


9      Sole Dispositive Power
        0

10    Shared Dispositve Power


11    Aggregate Amount Beneficially Owned by Each Reporting Person
        0

12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13    Percent of Class Represented by Amount in Row (11)
        0%

14   Type of Reporting Person
       CO

CUSIP NO. 232824102

1      Name of Reporting Person S.S. or I.R.S. Identification No. of above
        Person
        HENRY L. HILLMAN, ELSIE HILLIARD HILLMAN & C. G.
        GREFENSTETTE, TRUSTEES OF THE HENRY L. HILLMAN
        TRUST U/A DATED NOVEMBER 18, 1985
         I.D. #18-2145466

2      Check the Appropriate Box if Member of a Group (a)  [   X   ]
         (b)  [       ]

3      SEC Use Only

4      Source of Funds
        OO

5       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                     [       ]

6       Citizenship or Place of Organization
         Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power
        0

8      Shared Voting Power


9      Sole Dispositive Power
        0

10    Shared Dispositve Power


11    Aggregate Amount Beneficially Owned by Each Reporting Person
        0

12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13    Percent of Class Represented by Amount in Row (11)
        0%

14   Type of Reporting Person
       OO

CUSIP NO. 232824102

1      Name of Reporting Person S.S. or I.R.S. Identification No. of above
        Person

        C. G. GREFENSTETTE
        I.D. ####-##-####

2      Check the Appropriate Box if Member of a Group (a)  [   X   ]
         (b)  [       ]

3      SEC Use Only

4      Source of Funds
        OO

5       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                     [       ]

6       Citizenship or Place of Organization
         Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power
        0

8      Shared Voting Power


9      Sole Dispositive Power
        0

10    Shared Dispositve Power


11    Aggregate Amount Beneficially Owned by Each Reporting Person
        0

12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13    Percent of Class Represented by Amount in Row (11)
        0%

14   Type of Reporting Person
       IN

CUSIP NO. 232824102

1      Name of Reporting Person S.S. or I.R.S. Identification No. of above
        Person

        HENRY L. HILLMAN
        I.D. ####-##-####

2      Check the Appropriate Box if Member of a Group (a)  [   X   ]
         (b)  [       ]

3      SEC Use Only

4      Source of Funds
        OO

5       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                     [       ]

6       Citizenship or Place of Organization
         Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power
        0

8      Shared Voting Power


9      Sole Dispositive Power
        0

10    Shared Dispositve Power


11    Aggregate Amount Beneficially Owned by Each Reporting Person
        0

12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13    Percent of Class Represented by Amount in Row (11)
        0%

14   Type of Reporting Person
       IN

CUSIP NO. 232824102
1      Name of Reporting Person S.S. or I.R.S. Identification No. of above
        Person

       ELSIE HILLIARD HILLMAN
       I.D. ####-##-####

2      Check the Appropriate Box if Member of a Group (a)  [   X   ]
         (b)  [       ]

3      SEC Use Only

4      Source of Funds
        OO

5       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                     [       ]

6       Citizenship or Place of Organization
         Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power
        0

8      Shared Voting Power


9      Sole Dispositive Power
        0

10    Shared Dispositve Power


11    Aggregate Amount Beneficially Owned by Each Reporting Person
        0

12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13    Percent of Class Represented by Amount in Row (11)
        0%

14   Type of Reporting Person
       IN

SCHEDULE 13D

     This statement ("Statement") constitutes Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on February 24, 2000 (the "Filing").

Item 1.     Security and Issuer

     This Statement relates to the Common Stock, $.01 par value, of Cytogen Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 600 College Road East, Princeton, New Jersey 08540-5308, and the Issuer's ticker symbol is CYTO.

Item 2.     Identity and Background

     (a) Names of persons filing (individually, the "Registrant" and collectively, the "Registrants"):

Hillman Properties West, Inc., a Delaware corporation, a wholly-owned subsidiary of Wilmington Securities, Inc.

HCC Investments, Inc., a Delaware corporation, a wholly-owned subsidiary of Wilmington Investments, Inc.

Juliet Challenger, Inc., a Delaware corporation, a wholly-owned subsidiary of Wilmington Investments, Inc.

Wilmington Securities, Inc., a Delaware corporation, a wholly-owned subsidiary of Wilmington Investments, Inc.

Wilmington Investments, Inc., a Delaware corporation, a wholly-owned subsidiary of The Hillman Company.

The Hillman Company, a Pennsylvania corporation controlled by Henry L. Hillman, Elsie Hilliard Hillman and C. G. Grefenstette, as Trustees of the Henry L. Hillman Trust U/A dated November 18, 1985.

Henry L. Hillman, Elsie Hilliard Hillman and C. G. Grefenstette, Trustees of the Henry L. Hillman Trust U/A dated November 18, 1985 (the "1985 Trust").

C. G. Grefenstette

Henry L. Hillman

Elsie Hilliard Hillman

The name, position, business address and citizenship of each director and executive officer of the entities listed above, each controlling person of such entities and each director and executive officer of any person or corporation in control of said entities, is attached hereto as Exhibit 1.

     (b)     Business Address

The addresses of the Registrants are as follows:

The Hillman Company and the 1985 Trust are each located at:
1900 Grant Building
Pittsburgh, Pennsylvania 15219

Hillman Properties West, Inc., HCC Investments, Inc., Juliet Challenger,
Inc.,
Wilmington Securities, Inc., Wilmington Investments, Inc. are located at:
824 Market Street, Suite 900
Wilmington, Delaware 19801

C. G. Grefenstette
2000 Grant Building
Pittsburgh, Pennsylvania 15219

Henry L. Hillman
2000 Grant Building
Pittsburgh, Pennsylvania 15219

Elsie Hilliard Hillman
2000 Grant Building
Pittsburgh, Pennsylvania 15219

     (c)     Principal occupation or employment

The principal occupations of the corporations, listed in response to Item
2(a)
are:  diversified investments and operations.

The principal occupation of the 1985 Trust is diversified investments and operations.

C. G. Grefenstette
See Exhibit 1

Henry L. Hillman
See Exhibit 1

Elsie Hilliard Hillman
See Exhibit 1

(d)     Criminal convictions

None of the persons named in Item 2(a)(including Exhibit 1) have been convicted in a criminal proceeding in the last five years.

(e)     Civil proceedings

None of the persons listed in response to Item 2(a) (including Exhibit 1) have in the last five years been subject to a judgment, decree or final order as described in Item 2, subsection (e) of Schedule 13D.

(f)     Citizenship

The 1985 Trust is a Pennsylvania trust.

Hillman Properties West, Inc., HCC Investments, Inc., Juliet Challenger,
Inc.,
Wilmington Securities, Inc. and Wilmington Investments, Inc. are Delaware corporations.

The Hillman Company is a Pennsylvania corporation.

C. G. Grefenstette, Henry L. Hillman and Elsie Hilliard Hillman are U.S.
citizens.

Item 3.     Source and Amount of Funds or Other Consideration

     None.

Item 4.     Purpose of Transaction

     Between February 5, 2000 and February 14, 2000, the following persons sold an aggregate of 5,344,566 shares of the Common Stock of the Issuer:
Wilmington Securities, Inc.; Juliet Challenger, Inc.; HCC Investments, Inc.; and Hillman Properties West, Inc. The Registrants of this
Amendment No. 4 to Schedule 13D beneficially own no shares of the Issuer.

     Except as set forth above, the Registrants have no present plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the
Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the
Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or Management of the Issuer including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act of 1933, or (j) any action similar to those enumerated above.

Item 5.     Interest in Securities of the Issuer

     (a)     Beneficial Ownership

None.

     (b)     Power to Vote or Dispose of Shares

None.

(c), (d) and (e).  Not applicable.

Item 6.     Contracts, Arrangements, Understandings of Relationships With
                 Respect to Securities of the Issuer
     None.

Item 7.     Material to be Filed as Exhibits

     Exhibit 1.Information concerning officers and directors of reporting persons and certain affiliates thereof.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                    HILLMAN PROPERTIES WEST, INC.

                              /s/ Andrew H. McQuarrie
                    By _______________________________________
                         Andrew H. McQuarrie, Vice President


                    HCC INVESTMENTS, INC.

                              /s/ Andrew H. McQuarrie
                    By _______________________________________
                         Andrew H. McQuarrie, Vice President


                    JULIET CHALLENGER, INC.

                              /s/ Andrew H. McQuarrie
                    By _______________________________________
                         Andrew H. McQuarrie, Vice President


                    WILMINGTON SECURITIES, INC.

                              /s/ Andrew H. McQuarrie
                    By _______________________________________
                         Andrew H. McQuarrie, Vice President


                    WILMINGTON INVESTMENTS, INC.

                              /s/ Andrew H. McQuarrie
                    By _______________________________________
                         Andrew H. McQuarrie, Vice President


                    THE HILLMAN COMPANY

                              /s/ Lawrence M. Wagner
                    By _______________________________________
                         Lawrence M. Wagner, President

                    HENRY L. HILLMAN, ELSIE HILLIARD HILLMAN
                    & C. G. GREFENSTETTE, TRUSTEES OF THE
                    HENRY L. HILLMAN TRUST U/A DATED
                    NOVEMBER 18, 1985

                              /s/ C. G. Grefenstette
                    By _______________________________________
                         C. G. Grefenstette, Trustee


                         /s/ C. G. Grefenstette
                    __________________________________________
                    C. G. Grefenstette

                         /s/ Henry L. Hillman
                    __________________________________________
                    Henry L. Hillman

                         /s/ Elsie Hilliard Hillman
                    __________________________________________
                    Elsie Hilliard Hillman